Exhibit 16.1

October 24, 2011

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Sonora Resources Corp EIN: 27-1269503

Commissioners:

We were previously the principal accountants for Sonora Resources Corp. We have not reported on the financial statements of Sonora Resources Corp. We have not provided any audit services to Sonora Resources Corp. Effective October 24, 2011, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.1 of its Form 8-K dated October 24, 2011.  We agree with the statements concerning our Firm in Item 4.1 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the amended Form 8-K.

Very truly yours,

/s/ MNP LLP

MNP LLP

Vancouver, BC